UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
November 3, 2006
Commission file number 1-14400
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-

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SIGNATURES
SIGNATURES
Date November 3, 2006
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Aleksanteri Lebedeff
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

Metso Minerals Industries, Inc. receives subpoena from Antitrust Division of the United States Department of Justice
(Helsinki, Finland, November 3, 2006) — Metso Corporation (NYSE: MX; OMXH: MEO1V)
Metso Minerals Industries, Inc., which is part of Metso Corporation’s Metso Minerals business area, has received a subpoena from the Antitrust Division of the United States Department of Justice calling for Metso Minerals Industries, Inc. to produce certain documents. The subpoena relates to an investigation of potential antitrust violations in the rock crushing and screening equipment industry. Metso intends to co-operate fully with the Department of Justice.
Metso is a global engineering and technology corporation with 2005 net sales of approximately EUR 4.2 billion. Its 22 000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com
For further information, please contact:
Aleksanteri Lebedeff, Senior Vice President, General Counsel, Metso Corporation,
tel. +358 204 84 3240
In the United States:
Mike Phillips, Senior Vice President, Finance and Administration, Metso USA Inc.,
tel. +1 770 246 7237